                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K



  (Mark One)

  (X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

                          Or

  ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to __________ Commission file number_______________________________


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Burlington Resources Inc. Retirement Savings Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 717 Texas Ave., Suite 2100, Houston, Texas 77002

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
INDEX
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                                                              PAGE(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...........................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...................................................................2

Statement of Changes in Net Assets Available for Benefits.........................................................3

Notes to Financial Statements...................................................................................4-9

SUPPLEMENTAL SCHEDULE

* Schedule H, Item 4i - Schedule of Assets (Held at End of Year)..............................................10-11

* Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules
  and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibit


23..........................................................................................................

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Burlington Resources Inc. Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Houston, Texas
June 25, 2004

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                     2003                 2002
                                                                -------------        -------------
INVESTMENTS
At fair value
        Burlington Resources Inc. common stock                  $  22,946,112        $  35,252,470
        Registered investment companies                           141,188,816           86,785,378
        Common collective trust                                       871,401                   --
        Participants' notes receivable                              5,579,062            5,228,238
        Cash and cash equivalents                                   3,845,691            2,806,164
At contract value
        Unallocated investment contracts                            4,798,286            8,149,147
        Synthetic investment contracts                             83,647,868           75,947,699
                                                                -------------        -------------
                Total investments                                 262,877,236          214,169,096
                                                                -------------        -------------

RECEIVABLES
Company contributions                                                      --              249,394
Participant contributions                                                  --              364,739
Accrued interest                                                       35,823                   --
                                                                -------------        -------------
                Total receivables                                      35,823              614,133
                                                                -------------        -------------
                Total assets                                      262,913,059          214,783,229

OTHER LIABILITIES
Excess contributions payable                                         (169,039)                  --
                                                                -------------        -------------
                Net assets available for benefits               $ 262,744,020        $ 214,783,229
                                                                =============        =============



   The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME
Interest income                                                   $     328,048
Dividend income                                                       1,599,479
Net appreciation in the fair value of investments                    38,057,715
Net appreciation in the contract value of investments                 3,866,370
                                                                  -------------
Net investment income                                                43,851,612
                                                                  -------------

CONTRIBUTIONS
Company                                                               7,890,423
Participant                                                          10,937,465
Rollover                                                                582,542
                                                                  -------------
        Total contributions                                          19,410,430
                                                                  -------------
        Total additions                                              63,262,042
                                                                  -------------
Participant withdrawals and distributions                           (15,198,495)
Administrative expenses                                                (102,756)
                                                                  -------------
        Total deductions                                            (15,301,251)
                                                                  -------------
Net increase                                                         47,960,791
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                   214,783,229
                                                                  -------------
End of year                                                       $ 262,744,020
                                                                  =============


   The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

1.      PLAN DESCRIPTION

        The following description of the Burlington Resources Inc. ("BR" or the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

        GENERAL
        The Plan is a trusteed, defined contribution plan, administered by a committee of BR corporate executives, for participants of the employer companies BR and Burlington Resources Oil & Gas Company LP (a wholly owned subsidiary of BR). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan's assets are held by Charles Schwab Trust Company and individual participant accounts are maintained by Charles Schwab Retirement Plan Services.

        INVESTMENTS
        A participant may direct his or her contributions and account balances among the following investment funds.

        COMPANY STOCK FUND
        Invested in common stock of BR.

        S&P 500 INSTITUTIONAL INDEX FUND
        Invested in a portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

        INTERNATIONAL EQUITY FUND
        Invested primarily in the equity securities of companies based outside the United States of America.

        BALANCED FUND
        Invested in equity securities, which attempt to mirror the Willshire 5000 Equity Index and in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

        SMALL-CAP EQUITY FUND
        Invested in common stocks, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations.

        GROWTH EQUITY FUND
        Invested primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.

        LARGE CAPITAL VALUE FUND
        Invested primarily in common stocks and other instruments convertible into common stock issued by large corporations.

        GLOBAL EQUITY FUND
        Invested primarily in equity instruments issued by corporations from the U.S. and abroad.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

        STABLE VALUE FUND
        Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

        SMALL CAP GROWTH FUND
        Invested primarily in common stocks of U.S. and foreign companies within the range of capitalizations of companies included in the Lipper, Inc. Small Cap category.

        PASSIVE BOND MARKET INDEX FUND
        Invested primarily in government, corporate, mortgage-backed and asset-backed securities representative of the broad domestic bond market, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

        ELIGIBILITY
        All employees are eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service.

        PARTICIPANT ACCOUNTS
        A separate account is maintained for each participant that reflects the participant's contributions and the participant's share of Company contributions and Plan investment income (loss) net of (or in addition to) withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions.

        Appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

        PARTICIPANTS' NOTES RECEIVABLE
        The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5.00% to 10.50% for loans outstanding as of December 31, 2003. The repayment period may be from 12 to 60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Loan balances due from terminated participants are deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made unless the participant elects full loan repayment. During 2003, $165,798 of such distributions are included in participant withdrawals and distributions in the accompanying financial statements.

        There were no loans in default as of December 31, 2003 and 2002.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

        CONTRIBUTIONS
        A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service ("IRS") limitation of $12,000 for the 2003 plan year ($11,000 for 2002). Under the IRS' Catch-up Contribution provision, participants who are at least age 50 by the plan year-end may contribute each year on a pre-tax basis an additional amount, which was limited to $2,000 for the 2003 plan year. The Company matches 100% of employee contributions up to 6% of total eligible compensation for a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employer benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan's trustee semi-monthly, and allocated among the investment options consistent with the participants' investment elections.

        EXCESS CONTRIBUTIONS PAYABLE
        After-tax contributions for certain participants were refunded in order to comply with Section 401(m) of the Internal Revenue Code (the "Code") or the actual contribution percentage test. These amounts were refunded subsequent to December 31, 2003 but prior to March 15, 2004.

        VESTING
        Participant accounts are 100% vested and nonforfeitable at all times.

        PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS
        Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, and death, as defined by the Plan. The Plan provides for limited in-service withdrawals by participants from certain funds depending on their source. Upon separation from service, a participant's account balance is either distributed as a lump sum or deferred until age 70-1/2, at which time funds are to be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect to defer distribution until age 70-1/2 but no later.

        TERMINATION OF THE PLAN
        While the Board of Directors of BR has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The Plan's financial statements are presented on the accrual basis of accounting. Withdrawal from the Plan and distributions to participants or their beneficiaries are recorded when paid. Amounts for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date, are reported on Form 5500 as withdrawals. Unpaid claims in the amount of $36,368 exist at December 31, 2003. No such unpaid claims exist at December 31, 2002.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

        USE OF ESTIMATES
        The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES
        Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

        INCOME TAXES
        The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Code. The Plan received a favorable tax determination letter dated October 25, 2002, from the IRS advising that the Plan, as designed, was in compliance with the applicable requirements of the Code, and is therefore exempt from income taxes. There have been no amendments to the Plan since that date. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

        VALUATION OF INVESTMENTS
        The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit-responsive, are stated at contract value. Fair values for investments other than participants' notes receivable and cash are determined by quoted market prices. Participants' notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investment transactions are recorded on a trade date basis.

        CASH AND CASH EQUIVALENTS
        All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

        INVESTMENT INCOME
        Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan's guaranteed investment contracts, which is included in the net appreciation in the contract value of investment. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

        ADMINISTRATIVE EXPENSES
        Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid approximately $131,000 and $242,000 for the years ended December 31, 2003 and 2002, respectively.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

3.      NET APPRECIATION IN INVESTMENTS ACCOUNTED FOR AT FAIR VALUE AND
        CONTRACT VALUE

        Following is a summary of the components of the net appreciation in the Plan's fair value and contract value investments for the year ended December 31, 2003.

        Net appreciation in investments accounted for at fair value
                BR common stock                                                                    $ 8,097,427
                Registered investment companies                                                     29,952,487
                Common collective trust                                                                  7,801
                                                                                                   -----------
        Total net appreciation in investments accounted for at fair value                           38,057,715
        Total net appreciation in investments accounted for at contract value                        3,866,370
                                                                                                   -----------
                        Total net appreciation                                                     $41,924,085
                                                                                                   ===========


4.      INVESTMENTS

        Investments that comprised 5% or more of the net assets available for benefits for the years ended December 31, 2003 and 2002 are as follows:


                                                                                    2003               2002
                                                                                 -----------       -----------
        BR common stock                                                          $22,946,112       $35,252,470
        Janus Worldwide Fund*                                                      7,486,823        12,057,556
        Vanguard Institutional Index Fund                                         44,334,655        32,624,803
        Dodge & Cox Stock Fund**                                                  17,078,959         3,171,758
        Rice Hall James Micro Cap Fund**                                          26,684,533         2,373,630
        Vanguard Balanced Index Institutional Fund**                              13,488,619         9,707,185
        Vanguard International Growth Adm Fund**                                  14,458,372         6,489,878
        Primco Fixed Income Fund***                                               88,446,154        84,096,846

         * Item does not meet 5% threshold as of December 31, 2003. The Janus Worldwide Fund was removed from the investment portfolio as of December 31, 2003.

         **   Item does not meet 5% threshold as of December 31, 2002.

         ***  Guaranteed investment contracts.

5.      INVESTMENT CONTRACTS

        The fair value of investment contracts as of December 31, 2003 and 2002, was approximately $95,500,000 and $88,700,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 2003 and 2002 was 4.31% and 5.22%, respectively. The crediting interest rates ranged from 1.01% to 7.80% and 1.43% to 7.65% at December 31, 2003 and 2002, respectively. Crediting rate resets are applied to specific investment contracts as determined at the date of purchase. There are no minimum crediting interest rates applicable to the investment contracts as of December 31, 2003.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------

6.      PARTY-IN-INTEREST TRANSACTIONS

        The Plan invests in shares of BR common stock, which qualify as party-in-interest transactions. These party-in-interests transactions are permissible under provisions of ERISA. BR pays the costs of administering the Plan.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------

                                                                                 CURRENT
                                                                                  VALUE/
                                                                               FAIR VALUE
                                                                              -------------
Unallocated Investment Contracts
  Prudential - Cap MAC Insd
    #10041-212, 5.97%, matures January 18, 2005                                $1,306,513
  Sun America Life Ins. Co.
    #4887, 7.80%, matures January 2, 2004                                         558,237
  GE Life & Annuity Asr Co.
    #3528, 5.50%, matures March 29, 2004                                        1,160,542
  Metropolitan Life Insurance
    #25811, 6.02%, matures February 17, 2004                                    1,772,994
                                                                               ----------
       Total Unallocated Investment Contracts                                   4,798,286
                                                                               ==========

Synthetic Investment Contracts
  Monumental Life Ins. Co. #00085TR
    United States Treasury, 2.375%, matures August 2006                         4,057,131
    United States Treasury, 3.375%, matures December 2008                       1,008,443
    United States Dollars                                                          48,697
    Monumental Life Ins. Co. Wrapper                                             (511,053)
  Metropolitan Life Insurance
    #28538, 3.52%, no maturity date                                            11,092,339
    Metropolitan Life Insurance Wrapper                                          (213,221)
  John Hancock Mutual Life Insurance Company
    #7474, 5.74%, no maturity date                                              3,649,702
    John Hancock Mutual Life Insurance Company Wrapper                           (218,676)
  Bank of America NT & SA
    #03-091, 4.23%, no maturity date                                           16,511,677
    Bank of America Wrapper                                                      (420,244)
  UBS AG
    #5194, 4.52%, no maturity date                                             16,975,815
    UBS AG Wrapper                                                               (667,911)
  ING Life Insurance and Annuity Co.
    #60096, 5.93%, no maturity date                                            15,467,140
    ING Life Insurance and Annuity Co. Wrapper                                   (585,346)
Rabobank Nederland
  #BRS 100201, 3.88%, no maturity date                                         17,967,791
  Rabobank Nederland Wrapper                                                     (514,416)
                                                                              ------------
       Total Synthetic Investment Contracts                                    83,647,868
                                                                              ------------
       Total Investment Contracts                                             $ 88,446,154
                                                                              ============

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------

Registered Investment Companies
  Janus Worldwide Fund                                                              $  7,486,823
  Vanguard Balanced Index Institutional Fund                                          13,488,619
  Ivy Small Cap Growth Y Fund                                                          8,825,532
  ABN AMRO/Montag and Caldwell Growth N Fund                                           8,831,323
  Vanguard Institutional Index Fund                                                   44,334,655
  Vanguard International Growth Adm Fund                                              14,458,372
  Rice Hall James Micro Cap Fund                                                      26,684,533
  Dodge & Cox Stock Fund                                                              17,078,959
                                                                                    ------------
      Total registered investment companies                                          141,188,816

Common collective trust - SSgA Passive Bond Market Index Fund                            871,401
Cash and cash equivalents                                                              3,845,691
Burlington Resources Inc. common stock*                                               22,946,112
Participants' notes receivable, at interest rates ranging from 5.00% to 10.50%*        5,579,062
                                                                                    ------------
      Total investments                                                             $262,877,236
                                                                                    ============



* Denotes investment issued by a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Retirement Savings Plan
                                          --------------------------------------


Date: June 28, 2004                       /s/ STEVEN J. SHAPIRO
------------------------                  --------------------------------------
                                          Steven J. Shapiro
                                          On behalf of Burlington Resources Inc.
                                          Benefits Committee, the Administrator
                                          of the Plan

                                 EXHIBIT INDEX




EXHIBIT
NUMBER               DESCRIPTION
-------              -----------

  23         Consent of Independent Registered Public Accounting Firm